EXHIBIT 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR


Zarlink Releases First Quarter Fiscal 2009 Results

o First quarter revenue increases by 10 percent versus fourth quarter Fiscal 2008 results, driven by increasing sales across all major product groups

 OTTAWA, CANADA, July 23, 2008 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued results for the Fiscal 2009 first quarter ended June 27, 2008, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

      In line with guidance, first quarter revenue was US$60.5 million, compared with revenue of US$54.8 million in the Fiscal 2008 fourth quarter, and US$30.6 million in the first quarter of Fiscal 2008. Zarlink recorded net income of US$1.1 million or US$0.00 per share, compared with a Fiscal 2008 fourth quarter net loss of US$19.1 million or US$0.16 per share, and a net loss of US$5.0 million or US$0.05 per share in the Fiscal 2008 first quarter.

      "This quarter provides a much clearer view of the Company that management, the Board of Directors and employees have been working to build over the past three years," said Kirk Mandy, President and CEO, Zarlink Semiconductor. "Quarterly revenue is growing, driven by increasing customer demand for new products across our wired, optoelectronics and medical businesses. We're looking forward to building on this momentum in the coming quarters to drive further growth and sustained profitability."

      First quarter results include a gain US$0.9 million related to the sale of land in the U.K. and severance and other integration costs related to the Legerity acquisition totaling US$1.4 million (US$1.3 million in cost of goods sold, US$0.1 million in S&A). At the end of the first quarter, cash and short-term investments were US$40.3 million and restricted cash was US$17.3 million. This compares to cash and short-term investments of US$42.6 million and restricted cash of US$17.3 million at the end of the Fiscal 2008 fourth quarter.

Business review

      To more accurately represent Zarlink's lines of business, we have recently renamed our major product groups.

      Revenue from Zarlink's Communications Products group, formerly Wired Communications, was US$39.1 million, an increase of US$3.4 million compared with revenue of US$35.7 million in the previous quarter. The acquisition of Legerity Holdings, Inc. accounted for US$23.2 million in revenue in the first quarter, compared to US$19.9 million in the Fiscal 2008 fourth quarter.

      Medical Products, formerly Medical Communications, revenue in the first quarter of Fiscal 2009 grew to US$9.2 million, compared with US$7.5 million in the previous quarter. To-date, Zarlink has shipped over 30,000 modules incorporating the Company's ZL70101 radio system-on-a-chip to a leading medical manufacturer designing wirelessly enabled implanted devices used to treat patients with heart failure and arrhythmias.

      Optical Products, formerly Optical Communications, revenue in the first quarter increased to US$6.2 million, compared with US$4.9 million in the Fiscal 2008 fourth quarter. This increase was driven in part by growing demand for the Company's ZLynx optical interconnect solutions for data centers and computer clusters.

      Custom and Other revenue in the first quarter of Fiscal 2009 was US$6.0 million. In the Fiscal 2008 fourth quarter, Custom and Other revenue was US$6.6 million, which included nine weeks of revenue from the Swindon Foundry.

      The Company made several important technology announcements in the first quarter, including:

o Synchronous Ethernet timing chips that ease system integration, lower component count and reduce power consumption for manufacturers designing next-generation equipment or retrofitting existing equipment to deliver reliable voice, video, data and legacy services across packet networks;

o The introduction of the second-generation Le79114 Voice Control Processor (VCP II) delivering industry-leading voice functionality and diagnostic tools for high-density access platforms;

o The VE890 voice interface chipset to enable voice services over digital subscriber line (DSL) networks. This low-power, high-performance chipset allows Zarlink to support all markets and applications for voice-over-IP
      (VoIP) deployment;

o Zarlink's ZL70101 radio chip for in-body medical communications was winner of the EE Times RF/Microwave Ultimate Product Award;

o The Company demonstrated of its video IP surveillance (VIPS) interconnect products with network video equipment provider Axis Communications and Visual Defence's digital video storage solutions at ISC West.

On July 22nd, 2008, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on September 26th, 2008 to preferred shareholders of record as of September 5th, 2008. This dividend is fully eligible for Canadian tax purposes.

Review of Operations

      Gross margin in the first quarter was 46%, which included integration costs of US$1.3 million. This compares with gross margin of 45% in the previous quarter, which included integration costs of US$1.4 million.

      R&D expenses in the first quarter were US$12.0 million or 20% of revenue. This compares with R&D expenses in the previous quarter of US$13.8 million or 25% of revenue, which included US$0.5 million in integration costs.

      S&A expenses in the first quarter were US$12.4 million or 20% of revenue, which included severance and integration costs of US$0.1 million. This compares with Fiscal 2008 fourth quarter S&A expenses of US$15.5 million or 28% of revenue, which included severance and integration costs of US$1.1 million.

      In addition, first quarter earnings include a US$0.3 million of non-cash foreign exchange loss related mainly to Zarlink's Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$0.99 at June 27, 2008.

Second Quarter Fiscal 2009 Guidance

      The opening backlog at the start of the Fiscal 2009 second quarter was approximately US$56 million, compared with a US$53 million opening backlog in the first quarter. Zarlink is forecasting Fiscal 2009 second quarter revenue will be between US$61 million and US$63 million. Severance and other integration costs are expected to be approximately US$0.5 million. Excluding integration-related costs, gross margins are expected to be 47% to 49% and operating expenses are expected to be approximately US$24 million to US$25 million excluding amortization of intangibles. Excluding proxy defense costs and any potential impact of foreign exchange gains/losses related to the Company's denominated debentures, Zarlink expects net income to be US$0.01 to US$0.03.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 8:30 a.m. EDT. in advanced of the Company's Annual General Meeting. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, passcode 21276838# or 416-640-1917, passcode 21276838#. The replay is available until midnight August 6, 2008. A live audio webcast will be available through www.marketwire.com (Marketwire) or from the Company's website at www.zarlink.com.


For further information:

Ed Goffin
Media Relations
613 270-7112
edward.goffin@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
       (in millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                                     Three months ended
                                                                                        June 27,        March 28,          June 29,
                                                                                          2008            2008               2007
                                                                                        -------------------------------------------
Revenue                                                                                 $  60.5          $  54.8           $  30.6
Cost of revenue                                                                            32.9             30.3              17.4
                                                                                        -------------------------------------------
Gross margin                                                                               27.6             24.5              13.2
                                                                                        -------------------------------------------
Expenses:
  Research and development                                                                 12.0             13.8               8.8
  Selling and administrative                                                               12.4             15.5               9.9
  Amortization of intangible assets                                                         1.8              1.8               0.2
  Contract impairment and other                                                              --              1.5               0.5
  Loss (gain) on sale of business                                                            --             18.2                --
                                                                                        -------------------------------------------
                                                                                           26.2             50.8              19.4
                                                                                        -------------------------------------------
Operating income (loss)                                                                     1.4            (26.3)             (6.2)

Gain on insurance settlement                                                                 --              5.5                --
Gain (loss) on sale of assets                                                               0.9             (0.1)               --
Interest income                                                                             0.4              0.5               1.5
Interest expense                                                                           (1.2)            (1.2)               --
Amortization of debt issue costs                                                           (0.2)            (0.2)               --
Foreign exchange gain (loss)                                                               (0.3)             2.9              (0.3)
                                                                                        -------------------------------------------
Income (loss) before income taxes                                                           1.0            (18.9)             (5.0)
Income tax recovery (expense)                                                               0.1             (0.2)               --
                                                                                        -------------------------------------------

Net income (loss)                                                                       $   1.1          $ (19.1)          $  (5.0)
                                                                                        ===========================================

Net income (loss) attributable to common shareholders                                   $   0.3          $ (20.0)          $  (6.1)
                                                                                        ===========================================

Net income (loss) per common share:
      Basic and diluted                                                                 $    --          $ (0.16)          $ (0.05)
                                                                                        ===========================================

Weighted average number of common shares outstanding (millions):
      Basic                                                                               127.2            127.3             127.3
      Diluted                                                                             127.2            127.3             127.3

Percentage of revenue:
      Gross margin                                                                           46%              45%               43%
      Research and development                                                               20%              25%               29%
      Selling and administrative                                                             20%              28%               33%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                                                     Three months ended
                                                                                          June 27,        March 28,        June 29,
                                                                                            2008            2008             2007
                                                                                          ----------------------------------------
CASH PROVIDED BY (USED IN)
Operating activities:
  Net income (loss)                                                                        $  1.1          $(19.1)         $ (5.0)
  Depreciation of fixed assets                                                                1.2             1.5             1.2
  Amortization of intangible assets                                                           1.8             2.4             0.2
  Stock compensation expense                                                                  0.5             0.6             0.5
  Other non-cash changes in operating activities                                             (0.3)           15.0              --
  Deferred income taxes                                                                      (0.1)            0.1            (0.4)
  Gain on insurance settlement                                                                 --            (5.5)             --
  Proceeds from insurance                                                                      --            14.1              --
  Flood related expenditures                                                                   --           (10.9)             --
  Contact impairment                                                                           --             1.5              --
  Decrease (increase) in working capital:
     Trade accounts and other receivables                                                    (2.8)            4.5             1.7
     Inventories                                                                              0.4            (0.7)           (1.3)
     Prepaid expenses and other                                                               1.3            (3.2)            0.3
     Payables and accrued liabilities                                                        (2.7)            5.0            (3.9)
     Deferred credits                                                                        (0.3)           (0.8)           (0.1)
                                                                                           ---------------------------------------
Total                                                                                         0.1             4.5            (6.8)
                                                                                           ---------------------------------------

Investing activities:
  Expenditures for fixed assets                                                              (1.6)           (1.7)           (0.7)
  Proceeds from disposal of fixed assets                                                      1.0              --              --
  Proceeds from insurance for fixed assets                                                     --             1.1              --
  Proceeds from sale of investment                                                             --             0.6              --
  Proceeds (payment)  from sale of business                                                    --            (3.6)             --
                                                                                           ---------------------------------------
Total                                                                                        (0.6)           (3.6)           (0.7)
                                                                                           ---------------------------------------

Financing activities:
  Payment of dividends on preferred shares                                                   (0.5)           (0.7)           (0.6)
  Repurchase of preferred shares                                                             (0.5)           (0.5)           (0.5)
  Repurchase of common shares                                                                (0.8)             --              --
  Decrease (increase) in restricted cash and cash equivalents                                  --            (0.5)             --
                                                                                           ---------------------------------------
Total                                                                                        (1.8)           (1.7)           (1.1)

Effect of currency translation on cash                                                         --            (0.5)            0.1
                                                                                           ---------------------------------------

Increase (decrease) in cash and cash equivalents                                             (2.3)           (1.3)           (8.5)

Cash and cash equivalents, beginning of period                                               42.4            43.7           111.3
                                                                                           ---------------------------------------

Cash and cash equivalents, end of period                                                   $ 40.1          $ 42.4          $102.8
                                                                                           =======================================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                                                      June 27,             March 28,
                                                                                                        2008                 2008
                                                                                                      ------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                                            $ 40.1               $ 42.4
  Short-term investments                                                                                  0.2                  0.2
  Restricted cash and cash equivalents                                                                   17.3                 17.3
  Trade accounts receivable - net                                                                        27.7                 23.4
  Other receivables - net                                                                                 8.5                 10.0
  Inventories                                                                                            28.4                 28.8
  Prepaid expenses and other                                                                              6.9                  8.2
  Deferred tax assets                                                                                     1.2                  1.3
  Assets held for sale                                                                                    3.1                  3.1
                                                                                                       ----------------------------
                                                                                                        133.4                134.7
Fixed assets - net                                                                                       14.3                 14.7
Deferred income tax assets - net                                                                          7.6                  7.5
Goodwill                                                                                                 46.9                 46.9
Intangible assets - net                                                                                  54.6                 56.5
Other assets                                                                                              3.4                  3.6
                                                                                                       ----------------------------
                                                                                                       $260.2               $263.9
                                                                                                       ============================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                                                                               $ 13.9               $ 13.3
  Employee-related accruals                                                                              11.9                 12.7
  Income and other taxes payable                                                                          0.4                  0.4
  Current portion of provisions for exit activities                                                       3.2                  3.5
  Other accrued liabilities                                                                               6.7                  9.6
  Deferred credits                                                                                        0.3                  0.6
  Deferred income tax liabilities - current portion                                                       0.1                  0.1
                                                                                                       ----------------------------
                                                                                                         36.5                 40.2

Long-term debt - convertible debentures                                                                  77.8                 77.4
Long-term portion of provisions for exit activities                                                       0.4                  0.4
Pension liabilities                                                                                      19.9                 19.9
Deferred income tax liabilities - long-term portion                                                       0.1                  0.2
Long-term income taxes payable                                                                           10.7                 10.9
Other long-term liabilities                                                                               0.9                  0.8
                                                                                                       ----------------------------
                                                                                                        146.3                149.8

Redeemable preferred shares, unlimited shares authorized;
   non-voting; 1,260,400 shares issued and outstanding
   (March 28, 2008 - 1,148,800)                                                                          14.4                 14.7
                                                                                                       ----------------------------

Shareholders' equity:
  Common shares, unlimited shares authorized; no par value;
    127,445,682 shares issued and outstanding
    (March 28, 2008 - 127,345,682)                                                                      763.1                768.5
  Additional paid-in capital                                                                             10.0                  5.1
  Deficit                                                                                              (637.8)              (638.4)
  Accumulated other comprehensive loss                                                                  (35.8)               (35.8)
                                                                                                       ----------------------------
                                                                                                         99.5                 99.4
                                                                                                       ----------------------------
                                                                                                       $260.2               $263.9
                                                                                                       ============================

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information

Revenue,   based  on  the  geographic  location  of  Zarlink's  customers,   was
distributed as follows:

                                     Three Months                      Three Months                       Three Months
                                        Ended           % of              Ended           % of               Ended          % of
                                    June 27, 2008       Total         March 28, 2008      Total          June 29, 2007      Total
                                    -------------       -----         --------------      -----          -------------      -----
Europe                                  $17.0             28%             $15.1             27%              $11.8            38%
Asia - Pacific                           29.5             49               26.7             49                10.6            35
Americas                                 14.0             23               13.0             24                 8.2            27
                                        -----            ---              -----            ---               -----           ---
                                        $60.5            100%             $54.8            100%              $30.6           100%
                                        =====            ===              =====            ===               =====           ===

Product Group Information:

Revenue, based on product group, was distributed as follows:

                                     Three Months                      Three Months                       Three Months
                                        Ended           % of              Ended           % of               Ended          % of
                                    June 27, 2008       Total         March 28, 2008      Total          June 29, 2007      Total
                                    -------------       -----         --------------      -----          -------------      -----
Wired Communications                    $39.1             65%             $35.8             65%              $14.9            49%
Medical                                   9.2             15                7.5             14                 6.5            21
Optical                                   6.2             10                4.9              9                 3.5            11
Custom & Foundry                          6.0             10                6.6             12                 5.7            19
                                        -----            ---              -----            ---               -----           ---
                                        $60.5            100%             $54.8            100%              $30.6           100%
                                        =====            ===              =====            ===               =====           ===